UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Gorman, Dennis J.
   c/o Sevin Rosen Funds
   Two Galleria Tower
   13455 Noel Road, Suite 1670
   Dallas, TX  75240
2. Issuer Name and Ticker or Trading Symbol
   CIENA Corporation
   ("CIEN")
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   February 1997
5. If Amendment, Date of Original (Month/Year)
   February 5, 1997
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |2/12/9|C   | |10,877,505        |A  |           |11,081,830         |I     |By Sevin Rosen Fund IV L.P.|
                           |7     |    | |                  |   |           |                   |      |(1)                        |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |2/12/9|C   | |714,285           |A  |           |714,285            |I     |By Sevin Rosen Fund V L.P.(|
                           |7     |    | |                  |   |           |                   |      |1)                         |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Series A Convertible P|        |2/12/|C   | |1,148,789  |D  |     |     |Common Stock|5,743,9|       |0           |I  |By Sevin Ros|
referred Stock        |        |97   |    | |           |   |     |     |            |45     |       |            |   |en Fund IV L|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |.P.(1)      |
-----------------------------------------------------------------------------------------------------------------------------------|
Series B Convertible P|        |2/12/|C   | |740,998    |D  |     |     |Common Stock|3,704,9|       |0           |I  |By Sevin Ros|
referred Stock        |        |97   |    | |           |   |     |     |            |90     |       |            |   |en Fund IV L|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |.P.(1)      |
-----------------------------------------------------------------------------------------------------------------------------------|
Series C Convertible P|        |2/12/|C   | |285,714    |D  |     |     |Common Stock|1,428,5|       |0           |I  |By Sevin Ros|
referred Stock        |        |97   |    | |           |   |     |     |            |70     |       |            |   |en Fund IV L|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |.P.(1)      |
-----------------------------------------------------------------------------------------------------------------------------------|
Series C Convertible P|        |2/12/|C   | |142,857    |D  |     |     |Common Stock|714,285|       |0           |I  |By Sevin Ros|
referred Stock        |        |97   |    | |           |   |     |     |            |       |       |            |   |en Fund V L.|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |P.(1)       |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Mr. Gorman is an affiliate of Sevin Rosen Fund IV L.P., Sevin Rosen Fund V L.P. and may be deemed to beneficially own the shares held by these entities. Mr. Gorman disclaims beneficial ownership of the shares held by such entities except to the extent of his proportionate partnership interest therein.
(2) Upon the closing of the Issuer's initial public offering of its Common Stock, each issued and outstanding share of its convertible preferred stock automatically converted into five shares of its Common Stock.
SIGNATURE OF REPORTING PERSON
/s/ John V. Jaggers, as Attorney-in-Fact
DATE
October 10, 1997